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                               April 28, 2020

       Domenic DiSisto
       General Counsel and Corporate Secretary
       Venus Concept Inc.
       235 Yorkland Blvd., Suite 900
       Toronto, Ontario M2J 4Y8

                                                        Re: Venus Concept Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 17,
2020
                                                            File No. 333-237737

       Dear Mr. DiSisto:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-3

       General

   1.                                                   We note that under
Article VIII of your Amended and Restated Certificate of
                                                        Incorporation that the
federal district courts of the United States of America shall be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the Securities
Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by the Securities Act or
the rules and regulations thereunder. Please include disclosure in your prospectus to
state that there is uncertainty as to whether a court would enforce your exclusive forum
provision and that investors cannot waive compliance with the federal securities laws
and the rules and regulations thereunder. We also note that your forum selection
provision in Article VIII identifies the Court of Chancery of the State of
                                                        Delaware as the
exclusive forum for certain litigation, including any "derivative action."
 Domenic DiSisto
Venus Concept Inc.
April 28, 2020
Page 2
      Please disclose whether this provision applies to actions arising under the Exchange Act.
      In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
      Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-
3625 with any other questions.



                                                            Sincerely,
FirstName LastNameDomenic DiSisto
                                                            Division of
Corporation Finance
Comapany NameVenus Concept Inc.
                                                            Office of Life
Sciences
April 28, 2020 Page 2
cc:       Danielle Carbone, Esq.
FirstName LastName